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                       SECURITIES AND EXHCHANGE COMMISSION

                             WASHINGTON, D.C. 28594

                                   FORM 10--SB

                                 AMENDMENT NO. 1

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                    001-15179
                ------------------------------------------------
                             Commission file Number

                                H-Quotient, Inc.
                ------------------------------------------------
                 (Name of Small Business Issuer in its charter)

         Virginia                                     54-1947753
------------------------------              ------------------------------------
  (State of jurisdiction of                 (I.R.S. Employer Identification No.)
incorporation or organization)


12030 Sunrise Valley Drive, Suite 205, Reston, VA                      20191
--------------------------------------------------                  ----------
        (Address of principal executive offices)                    (Zip Code)


Issuer's telephone number  (703)  716-0100
                           ---------------

Securities to be registered under Section 12(b) of the Act;

     Title of each class                       Name of each exchange on which
     to be so registered                       each class is to be registered

------------------------------              ------------------------------------

------------------------------              ------------------------------------


           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                     ---------------------------------------
                                (Title of class)

                     ---------------------------------------
                                (Title of class)

The undersigned registrant hereby files this Amendment No.1 to its Form 10-SB to correct an error on page 47 thereof and to correct and refile, as corrected,
Exhibit 4.10, the Warrant Agreement between the Company and the Warrant Agent.


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                                CORRECTED PAGE 47





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(1)  These warrants are redeemable by the company at $.10 per warrant if the market price for our Common Stock exceeds $8.50 per share for 20 trading days within a period of 30 consecutive trading days.

(2) These warrants were issued to investment banking groups for services in placing financing for us.

(3) These warrants were issued to Aesop Financial Corporation, in consideration for its contribution of certain assets it acquired in foreclosure of a former subsidiary of the Company. Aesop is an affiliate of the Steven W. Bingaman 1966 Trust, a principal stockholder of the Company.

         In addition to the above, we authorized the issuance of 7,526,784 Class A Redeemable Common Stock Purchase Warrants to stockholders as of June 14, 1999. These Class A Warrants expire June 11, 2004 and entitle the holder of each Warrant for the period commencing June 14, 2000 to June 11, 2004 to purchase one share of Common stock at a purchase price of $5.00 per share. We may redeem the Class A Warrants at any time at $.10 per Warrant during the exercise period if the market price for the shares equals or exceeds $6.00 per share during any five (5) trading days within a period of thirty consecutive trading days prior to such redemption.







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